Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

March 18, 2022
Re:	Emersub CX, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed February 22, 2022 File No. 333-262106

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Emersub CX, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated March 10, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

We are providing to you a courtesy copy of this letter and two courtesy copies of the Amended Registration Statement filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on February 22, 2022. The changes reflected in the Amended Registration Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers, captions (other than those in the Staff’s comments), sections and exhibits correspond to pages, captions, sections and exhibits in the Amended Registration Statement.

Registration Statement on Form S-4 Filed February 22, 2022

Risk Factors

A significant portion of our revenue..., page 42

1.
We note your disclosure here regarding the potential impact on your business of sanctions imposed in relation to the current Russia-Ukraine conflict and your disclosure on page 43 regarding your exposure to foreign currency fluctuations. Please describe the impact of Russia’s invasion of the Ukraine on your business. In addition to the general impact, please also consider the impact on your supply chain, any impact from sanctions and export controls and whether you will need to evaluate any aspects of your business for impairment. If the impact is not material, please explain why.

Response:
In response to the Staff’s comment, the Company has revised the risk factor “A significant portion of our revenue will be attributable to operations outside the United States, and our operating results therefore may be materially affected by the economic, political, military, regulatory and other risks of foreign operations or of transacting business with customers outside the United States” on page 42, and the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Emerson Industrial Software Business—Other Items” on page 205.

New AspenTech’s Charter designates specific courts as the exclusive forum for certain litigation that may be initiated by New AspenTech..., page 48

2.
We note your response to prior comment 6. Please revise your risk factor disclosure on page 48 regarding New AspenTech’s exclusive forum provision to reflect that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts.

Response:
In response to the Staff’s comment, the Company has revised the risk factor “New AspenTech’s Charter designates specific courts as the exclusive forum for certain litigation that may be initiated by New AspenTech stockholders, which could limit New AspenTech stockholders’ ability to obtain a favorable judicial forum for disputes with New AspenTech” on page 48.

Projected Financial Data, page 77

3.
We note your response to prior comment 16. Please revise your registration statement to include any material information and figures that were considered in performing this comparison of New Aspen Tech’s peers. Discuss how the comparable companies were selected. In addition, disclose if any formal analysis or valuation framework was prepared in connection with this comparison.

Response:
In response to the Staff’s comment, the Company has revised the disclosure under the heading “Business—New AspenTech” on page 183 to remove the reference to “adjusted EBITDA and free cash flow margins that we believe are among the highest in the industry.”

AspenTech Management Projections, page 79

4.
We note your response to prior comment 10. Please quantify the material estimates and assumptions used to prepare the AspenTech Management Projections. Please also quantify and provide disclosure about the material estimates and assumptions used to prepare the Adjusted Emerson Industrial Software Business Projections and the Adjusted Projected Synergies and Pro Forma Projections.

Response:
In response to the Staff’s comment, the Company has revised the disclosure under the heading “The Transactions—Projected Financial Data” on page 78. With respect to the Staff’s comment that the Company quantify and provide disclosure about the material estimates and assumptions used to prepare the Adjusted Projected Synergies and Pro Forma Projections, the Company respectfully advises the Staff that the synergy projections, and therefore, the pro forma projections, were based on various quantitative and qualitative data points that were derived from the proprietary data and experience of Emerson management and AspenTech management. In particular, the Adjusted Projected Synergies are driven in part by the financial and operational data of expected transformation of the business model of the Emerson Industrial Software Business that the Company intends to undertake following the completion of the Transactions and its integration into the AspenTech business. Disclosure of such estimates and assumptions would cause significant competitive harm to AspenTech, Emerson and the future operations of the Company. In addition, the Company believes that disclosure of such granular information would not materially add to the mix of information already available to stockholders in making their investment decisions. Accordingly, the Company respectfully advises the Staff that the quantitative and qualitative disclosure, as revised in the Amended Registration Statement, includes all of the material estimates and assumptions necessary and appropriate for the investors.

Certain Agreements Related to the Transactions

Commercial Agreement, page 152

5.
You disclose that you anticipate run rate synergies with respect to revenues achieved through the Commercial Agreement of approximately $135 million by 2026. Please provide the basis for the projection and explain the assumptions underlying this statement given that you have not yet entered the Commercial Agreement. Also, disclose the term of the commercial agreement.

Response:
In response to the Staff’s comment, the Company has revised the disclosure under the heading “Certain Agreements Related to the Transactions—Commercial Agreement” on page 154. In addition, we respectfully advise the Staff that this information pertains to Emerson, and Emerson shareholders are not voting on the transactions, only AspenTech stockholders. We have included this information nonetheless as we think it is useful to give AspenTech stockholders visibility into the magnitude of potential revenues involved in the Commercial Agreement with Emerson given that Emerson will be a related party to New AspenTech.

Business

Intellectual Property, page 185

6.
We note your response to prior comment 18. Please revise your disclosure to reflect that New AspenTech will receive a perpetual, worldwide, royalty-free license to any intellectual property related to OSI Inc. and GSS that is not being transferred in the business combination.

Response:	In response to the Staff’s comment, the Company has revised the disclosure under the heading “Business—Intellectual Property” on page 187.

Management’s Discussion and Analysis

License and Solutions Revenue, page 189

7.
You disclose several factors that contributed to the increase in license and solutions revenue for the three months ended December 21, 2021 compared to the prior year comparable period. Please revise to separately quantify the impact of each factor where possible. Please refer to Items 303(b) and 303(c) of Regulation S-K.

Response:
In response to the Staff’s comments, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Emerson Industrial Software Business—Revenue—License and Solutions Revenue” on page 191.

8.
As a related matter, your response to prior comment 20 suggests that your OSI segment has not historically engaged in significant software license-only sales to customers. If your OSI segment does not anticipate generating significant future revenues from license-only sales, please revise your MD&A to clarify that this is not a trend that you expect to continue. Please refer to Item 303(c)(2) of Regulation S-K.

Response:
In response to the Staff’s comments, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Emerson Industrial Software Business—Revenue—License and Solutions Revenue” on page 191.

Audited Consolidated and Combined Financial Statements

(1) Summary of Significant Accounting Policies
Revenue Recognition, page FS-10

9.
We note your response to prior comment 20. You disclose that revenue for the integrated solution is recognized over time using an input measure of progress based on the ratio of actual costs incurred to date to the total estimated cost to complete. Please revise to clarify, if true, that revenue associated with the integrated solution is recognized over a time period that ends once implementation is complete (which appears to be up to two years).

Response:
In response to the Staff’s comments, the Company has revised the disclosure under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Emerson Industrial Software Business—Revenue Recognition—License and Solutions” on page 202 and “Summary of Significant Accounting Policies—Revenue Recognition—License and Solutions” on page FS-11 to clarify that revenue associated with the integrated solution is recognized over a time period (typically one to two years) that ends once implementation is complete.

10.
You disclose on page FS-11 that for perpetual licenses, maintenance is initially sold with the license and subsequently sold separately. Please revise to clarify if you recognize the initial sale of maintenance as its own performance obligation, separate from the integrated solution (which includes perpetual license, professional services and hardware). If so, please revise to clarify the time period used to recognize initial maintenance revenue. If you combine the initial sale of maintenance with the integrated solution into a single performance obligation, please explain your basis for doing so considering maintenance services are available to be purchased separately after the implementation phase.

Response:
In response to the Staff’s comments, the Company has revised the disclosure under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Emerson Industrial Software Business—Revenue Recognition—Maintenance” on page 202 and “Summary of Significant Accounting Policies—Revenue Recognition—Maintenance” on page FS-11 to clarify that maintenance is a separate performance obligation, with ratable revenue recognition beginning after implementation of the integrated solution is complete and to clarify that initial maintenance revenue is recognized over the term period which is generally one year.

11.
In your response to comment 20, you indicate that OSI Inc. sold and delivered a perpetual software license to a third-party technology services provider and reseller during the quarter ended December 31, 2021. Please tell us which country this provider is located in and the country (or countries) where this provider is permitted to use the license you sold to them.

Response:
In response to the Staff’s comments, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Emerson Industrial Software Business—Revenue—License and Solutions Revenue” on page 191 to clarify that the referenced third-party technology services provider is located in Mexico and that the services provider’s territory is limited to Mexico.

Unaudited Consolidated and Combined Financial Statements

Unaudited Consolidated and Combined Balance Sheets, page FS-26

12.
It appears that you have typos in the amounts presented for current contract assets, deferred tax assets and income taxes payable as of September 30, 2021. The amounts presented are not consisted with amounts for the same period on page FS-5. Please revise accordingly. As a related matter, please consider revising the presentation of all columnar presentations of financial information throughout the filing so that all amounts are aligned to the right.

Response:
In response to the Staff’s comment, the Company has corrected the amounts presented for current contract assets, operating lease right-of-use assets and income taxes payable as of September 30, 2021 under the heading “Consolidated and Combined Balance Sheets” on page FS-26. We respectfully advise the Staff that there is no typo with respect to the amounts presented for deferred tax assets. The Company has further revised the presentation of all columnar presentations of financial information throughout the filing so that all amounts are aligned to the right.

Annex B—Form of Amended and Restated Certificate of Incorporation of New AspenTech

Annex B, page B-1

13.	We note your response to prior comment 15. Please revise Section 11 to clarify that the exclusive forum provision does not apply to actions arising under the Exchange Act.

Response:
In response to the Staff’s comment, the Company has revised Section 11 of the form of amended and restated certificate of incorporation of the Company that shall be effective as of the Closing to clarify that the exclusive forum provision does not apply to actions arising under the Exchange Act.

The Company also respectfully advises the Staff that the disclosure under the heading “Description of New AspenTech Capital Stock—Exclusive Venue” on page 179 advises stockholders that Section 27 of the Exchange Act creates exclusive federal jurisdiction over actions arising under the Exchange Act. In addition, under the Exchange Act, the exclusive forum provision in the amended and restated certificate of incorporation of the Company does not apply to actions arising under the Exchange Act, even without this clarification.

Please do not hesitate to contact me at (347) 668-0213 or phillip.mills@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Phillip R. Mills
Partner

cc	Mark J. Bulanda, President of Emersub CX, Inc.